

November 17, 2010

J. Gerald Bazewicz
President and Chief Executive Officer
First Keystone Corporation
111 West Front Street
Berwick, PA  18603

> **Re:** **First Keystone Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **Form 10-Q/A for the Fiscal Quarter Ended March 31, 2010**
> **Filed on May 17, 2010**
> **Forms 10-Q for the Fiscal Quarters Ended June 30, 2010 and**
> **September 30, 2010**
> **Filed on August 9, 2010 and November 9, 2010**
> **File No. 000-21344**

Dear Mr. Bazewicz:

We have reviewed your supplemental response and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A.  Controls and Procedures

1. We note your response to prior comment 6 of our letter dated May 4, 2010.  However, your filings do not disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures.

Please amend your Form 10-K and each of your Forms 10-Q filed in 2010 to do so. See Item 307 of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Item 1. Financial Statements

Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page 9

2. We note from your disclosures beginning on page 9 that you discuss the impact to the financial statements of certain accounting pronouncements that were effective in fiscal year 2009 (i.e. ASC 820-10 or FSP 157-2, ASC 805 or FAS 141R, etc.). In addition, we note you are currently evaluating the impact that certain recent accounting pronouncements will have on the financial statements for literature that is already required to be adopted by the company as of March 31, 2010 (i.e. ASC 860 or FAS 166, ASC 820-10 or FAS 167, and ASU 2009-12). In future filings please consider including only *relevant* and *recent* accounting pronouncements that have been adopted in the current period or will be adopted in future period and may have a significant impact on your financial statements. Refer to ASC 250.

3. We note your disclosure on page 11 that you adopted ASC 825-10-50 in the interim period ended on March 31, 2009, but we were unable to locate the disclosures required by this guidance. In future interim filings please include the required disclosures about the fair value of financial instruments. In addition, please provide us with draft of these disclosures as of September 30, 2010.

4. We note your disclosure on page 11 that the Company adopted ASC 320-10 in the interim period ending on March 31, 2009. In addition, we note your disclosure on page 21 that your available for sale securities and held to maturity securities have increased by 13.1% and 46.2% from December 31, 2009 to September 30, 2010. In accordance with the disclosure requirements of ASC 320-10-50 please tell us as of September 30, 2010 and include in future filings the following:

   • A tabular disclosure including the amortized cost basis, aggregate fair value, and gross unrealized gains and losses by major security type;

   • Total other-than-temporary impairment recognized in accumulated other comprehensive income;

   • Information about the contractual maturities of your securities portfolio; and

- Those investments that have been in a continuous unrealized loss position for less than 12 months and those that have been in such position for 12 months or longer.

5. In addition, we note the Company adopted ASC 820-10 in the interim period ending on March 31, 2009 and ASU No. 2010-06 during the first interim period beginning after December 15, 2009. In future interim and annual filings please include the disclosures required by ASC 820-10-50 regarding fair value measurements, valuation technique(s), and significant transfers in and out of Level 1 and Level 2 of the fair value hierarchy. Please provide us with drafts of these disclosures as of September 30, 2010.

Note 2. Allowance for Loan Losses, page 14

6. We note your disclosure on page 14 and in Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010, that there were no additional charges to operations required to provide for the impaired loans since the total allowance for loan losses is adequate to provide for the loan loss allowance required by ASC 310-10-35 (SFAS 114). In addition, we note that the related reserve for impaired loans was $0.67 million, $1.32 million, and $0.90 million at September 30, 2010, June 30, 2010, and March 31, 2010, respectively. Please reconcile for us and clarify in future filings these contrasting statements. In addition, in future interim and annual filings please include the following additional disclosures required by ASC 310-10-50-15:

- The amount of impaired loans for which there is a related allowance;

- The amount of impaired loans for which there is no related allowance; and

- The average recorded investment in impaired loans during the period for which results of operations are presented.

7. We note from your tabular disclosure on page 14 that net charge-offs for the nine months ended September 30, 2010 were $1.78 million compared to $0.67 million for all of 2009. We also note that loans charged-off exceeded the provision charged to operations for the nine months ended September 30, 2010. Given the significant increase in charge-offs please disclose the following in *all* future filings:

- Enhanced disclosures, including granular information about the loans charged-off, that bridge the gap between observed changes in asset quality and resulting period end allowance and recorded provision for loan losses; and

- The ratio of net charge-offs to average loans outstanding for each period presented, in accordance with Item IV.A in Guide 3.

Analysis of Financial Condition

Assets, page 20

8. We note your response to prior comment 1 of our letter dated May 4, 2010. Please confirm that in future interim and annual filings, beginning with your 2010 Form 10-K, you will include disclosures similar to the information provided in this response related to your commercial portfolio including the discussion of your lending activities, the five largest loans in this portfolio, and the largest loan in your total loan portfolio.

Non-Performing Assets, page 22

9. We note the continued deterioration in the credit quality of your loan portfolio as non-performing assets have increased from $3.42 million at December 31, 2009 to $5.37 million at September 30, 2010. During this same time period your allowance for loan losses has slightly declined from $5.32 million at December 31, 2009 to $5.22 million at September 30, 2009. Please tell us and revise your disclosure in future filings to more clearly bridge the gap between the significant changes in your credit quality and observed changes in your overall credit environment with the noted decrease in your allowance for loan losses.

10. We note the disclosure on page 22 that there were charges-offs of $1.39 million in the commercial secured by real estate portfolio for the quarter ended September 30, 2010. In addition, we note for the nine months ended September 30, 2010 that total charge-offs were $1.83 million. Please tell us and revise future filings to disclose the triggering events or other circumstances that led to the significant credit deterioration resulting in these loan charge-offs in the commercial real estate portfolio.

11. We note from your response to prior comment 1 of our letter dated May 4, 2010 that your loan portfolio is concentrated in loans to commercial borrowers and 84% of these loans were secured by real estate at December 31, 2009 and March 31, 2010. Please tell us and revise future filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with the following information and revise your future filings to disclose the following:

- Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

- Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

- Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

- Clarify whether the B note is immediately charged-off upon restructuring.

- Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your nonaccrual evaluation and how you consider the borrower's payment performance prior to the modification.

- Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

12. We note from your response to prior comment 4 of our letter dated May 4, 2010 that the increase in your nonaccrual loans from December 31, 2009 to March 31, 2010 was due to six commercial loans secured by real estate collateral. In addition, we note from your disclosures in the June 30, 2010 and September 30, 2010 Forms 10-Q that the fluctuations in non-performing loans, NPLs, were mostly due to commercial loans secured by real estate. Given that you appear to have relied on the fair value of the underlying collateral for your allowance for loan losses determination for these loans, please tell us and revise your future filings to disclose the following:

- The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

- In more detail, the procedures you perform to monitor your nonaccrual loans between the receipt of an original appraisal and the updated appraisal;

- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

- In the event that you do not use external appraisals to fair value the underlying collateral for impaired or nonaccrual loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

- For those impaired or nonaccrual loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

13. In addition, please confirm that you will include a discussion in future filings similar to the one presented in your response to prior comment 4 of our letter dated May 4, 2010 related to the few large nonperforming loans including, but not limited to, a disclosure of the type of loan, a description of the collateral securing the loan, total credit exposure outstanding, the amount of allowance allocated to the credit, and the date of the most current appraisal.

You may contact Lindsay McCord, Staff Accountant, at (202) 551-3417, or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding any matters relating to the financial statements and related matters.  Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief